Exhibit 3.2

CERTIFICATE OF ELIMINATION

OF THE SERIES B CONVERTIBLE PREFERRED STOCK OF
AVALON GLOBOCARE CORP.

Pursuant to Section 151(g)
of the General Corporation Law
of the State of Delaware

Avalon GloboCare Corp., a corporation organized and existing under the laws of the State of Delaware (the “Company”), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. That, pursuant to Section 151 of the General Corporation Law of the State of Delaware and authority granted in the Amended and Restated Certificate of Incorporation of the Company, as theretofore amended, the Board of Directors of the Company, by resolution duly adopted, authorized the issuance of a series of fifteen thousand (15,000) shares of Series B Convertible Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock”), and established the voting powers, designations, preferences and relative, participating and other rights, and the qualifications, limitations or restrictions thereof, and, on February 9, 2023, filed a Certificate of Designation of Preferences, Rights and Limitations of the Series B Preferred Stock (the “Series B Certificate of Designation”) in the office of the Secretary of State of the State of Delaware.

2. That no shares of said Series B Preferred Stock are outstanding and no shares thereof will be issued subject to said Series B Certificate of Designation.

3. That the Board of Directors of the Company has adopted the following resolutions:

WHEREAS, by resolution of the Board of Directors of the Company and by a Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock (the “Series B Certificate of Designation”) filed in the office of the Secretary of State of the State of Delaware on February 9, 2023, the Company authorized the issuance of a series of fifteen thousand (15,000) shares of Series B Convertible Preferred Stock, par value $0.0001 per share, of the Company (the “Series B Preferred Stock”) and established the voting powers, designations, preferences and relative, participating and other rights, and the qualifications, limitations or restrictions thereof;

WHEREAS, eleven thousand (11,000) shares of the Series B Preferred Stock were issued by the Company on February 9, 2023;

WHEREAS, as of the date hereof, no shares of the Series B Preferred Stock are outstanding and no shares of the Series B Preferred Stock will be issued subject to said Series B Certificate of Designation; and

WHEREAS, it is desirable that all matters set forth in the Series B Certificate of Designation with respect to such Series B Preferred Stock be eliminated from the Amended and Restated Certificate of Incorporation, as heretofore amended, of the Company.

NOW, THEREFORE, BE IT:

RESOLVED, that all matters set forth in the Series B Certificate of Designation with respect to such Series B Preferred Stock be eliminated from the Amended and Restated Certificate of Incorporation, as heretofore amended, of the Company; and be it further

RESOLVED, that the officers of the Company be, and hereby are, authorized and directed to file a Certificate with the office of the Secretary of State of the State of Delaware setting forth a copy of these resolutions whereupon all matters set forth in the Series B Certificate of Designation with respect to such Series B Preferred Stock shall be eliminated from the Amended and Restated Certificate of Incorporation, as heretofore amended, of the Company.

4. That, accordingly, all matters set forth in the Series B Certificate of Designation with respect to the Series B Preferred Stock be, and hereby are, eliminated from the Amended and Restated Certificate of Incorporation, as heretofore amended, of the Company.

IN WITNESS WHEREOF, Avalon GloboCare Corp. has caused this Certificate to be executed by its duly authorized officer this 7th day of March, 2025.

AVALON GLOBOCARE CORP.

By:	/s/ Luisa Ingargiola
Name: Luisa Ingargiola
Title: Chief Financial Officer